555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM /AFFILIATE OFFICES

June 30, 2011

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

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Re:	Intertape Polymer Group Inc.

Form 20-F for fiscal year ended December 31, 2010

Filed March 31, 2011

File No. 001-10928

Dear Ms. Jenkins:

On behalf of Intertape Polymer Group Inc. (the “Company”), we are responding to your comment letter dated June 16, 2011 with respect to the above-referenced filing. Pursuant to our communications with the Staff of the Division of Corporation Finance, we hereby confirm that the Company expects to provide the Staff with the Company’s response on or about July 15, 2011.

If you have any questions or comments regarding these responses or other matters, please call the undersigned at (202) 637-2165 or Jessica Munitz at (202) 637-3337.

Very truly yours,

/s/ Joel H. Trotter

Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Bernard J. Pitz

Intertape Polymer Group Inc.